Exhibit 12.1

Arizona Public Service Company
Computation of Earnings to Fixed Charges
($000’s)

	Nine Months
	Ended
	9/30/2004	2003	2002	2001	2000	1999
Earnings:
Income From Continuing Operations	$184,555	$180,937	$199,343	$280,688	$306,594	$268,322
Income Taxes	112,023	86,854	126,805	183,136	195,665	133,015
Fixed Charges	135,701	181,793	168,985	166,939	179,381	179,088

Total Earnings	$432,279	$449,584	$495,133	$630,763	$681,640	$580,425

Fixed Charges:
Interest Charges	$109,108	$147,610	$133,878	$130,525	$141,886	$140,948
Amortization of Debt Discount	3,616	3,337	2,888	2,650	2,105	2,084
Estimated Interest Portion of Annual Rents	22,977	30,846	32,219	33,764	35,390	36,056

Total Fixed Charges	$135,701	$181,793	$168,985	$166,939	$179,381	$179,088

Ratio of Earnings to Fixed Charges (rounded down)	3.18	2.47	2.93	3.77	3.79	3.24